Troutman Pepper Hamilton Sanders LLP

3000 Two Logan Square, Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

troutman.com

Theodore D. Edwards

215 981 4181

theodore.edwards@troutman.com

October 24, 2023

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Alberto H. Zapata, Senior Counsel

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”)
Registration Statement on Form N-2
1940 Act File No. 811-06445
1933 Act File No. 333-274174

Dear Mr. Zapata:

This letter responds to the written comments of the staff of the Commission (the “Staff”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) provided on September 22, 2023. The Registration Statement was filed on August 23, 2023 under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement relates to the registration, under the 1933 Act, of the proposed offering by the Company of additional shares of common stock, par value $0.001 per share, on an immediate, delayed or continuous basis in reliance on Rule 415 under the 1933 Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Registration Statement. We have organized this letter by setting forth the Staff’s comments in italics followed by the Fund’s response to the Staff’s comments.

I.             General Comments

A.           We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures (e.g., the offering table, fee table, offering terms, etc.). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

Response: The Fund expects to file a pre-effective amendment to the Registration Statement (the “Amendment”) that is substantially complete except that it will omit certain information related to the subscription price and other information dependent thereon in reliance on Rule 430A under the Securities Act. The Fund will include the omitted information in a form of prospectus filed with the Commission pursuant to Rule 424(b) within fifteen daysafter the effective date of the registration statement in reliance on Rule 430A(a)(3) under the Securities Act. The Fund understands that the Staff may have additional comments on disclosures made in this response and in the Amendment.

Alberto H. Zapata

October 24, 2023

B.           Please either confirm that the Rights Offer will not involve any arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA has reviewed any proposed underwriting terms and other arrangements for the transaction described in the Registration Statement and has no objections.

Response: The Fund confirms that the Rights Offer will not involve any arrangements among the Fund, any underwriters, and/or any broker dealers.

C.           We note that footnote 2 to the fee table references investments in pooled investment vehicles that rely on the exclusions from the definition of investment company in section 3(c)(1) or 3(c)(7) of the 1940 Act. Please explain supplementally whether the Fund invests in such pooled vehicles and, if so, the extent of the Fund’s investments. We may have additional comments after reviewing your response.

Response: Although permitted to do so, the Fund does not currently invest in any pooled investment vehicles that rely on the exclusions from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, and has no present intention to do so. The language in footnote 2 is intended to track the definition of “acquired fund” in Form N-2, and not to imply that the Fund investments in such vehicles as a principal investment strategy. The Fund does not have a principal investment strategy to invest in such pooled investment vehicles and, accordingly, any such investment would be less than 5% of the Fund’s assets.

II.            Cover Page

A.           Please explain the Secondary Over-Subscription Privilege on the cover page.

Response: There is only one over-subscription privilege; however the Fund has the option to issue additional shares to cover all or part of over subscriptions. Accordingly, the Fund will revise the disclosure on the cover page as follows:

The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”) is issuing non-transferable rights the (“Rights”) to its stockholders of record on [    ], 2023 (the “Record Date”), entitling the holders of Rights to subscribe for an aggregate of approximately 7,150,673 shares of the Fund’s common stock (the “Offer”). Each stockholder of record on the Record Date will receive one Right for each full share of the Fund’s common stock owned on the Record Date. The Rights will entitle the holders to purchase one share of the Fund’s common stock, par value $0.001 per share (“Common Stock”) for every one Right held (the “Primary Subscription”).

Alberto H. Zapata

October 24, 2023

Stockholders of record on the Record Date who fully exercise their Rights in the Primary Subscription will be entitled to subscribe for additional shares of Common Stock (“Over-Subscription Shares”), subject to the limitations set forth in this prospectus.

The Fund may, but is not required to, issue up to an additional 200% of the number of shares issued in the Primary Subscription, or up to 14,301,346 additional shares of Common Stock, for an aggregate total of 21,452,019 shares of Common Stock, to fill, in whole or in part, Over-Subscriptions.

B.           The cover page defines Over-Subscription Shares. On page 13, the Fund states that it may issue discretionary additional Common Shares in an amount of up to 200% of the Primary Subscription Shares and that these shares are defined as Secondary Over-Subscription Shares. Please clarify the disclosure on the Cover Page and throughout the Registration Statement as to the relationship between Primary Subscription Shares, the Over-Subscription Privilege (defined on page 13), Over-Subscription Shares and Secondary Over-Subscription Shares. Please clarify if the Pricing Date, Subscription Price, delivery dates of any notices and payments will be the same for the Primary Subscription Shares, Over-Subscription Shares and Secondary Over-Subscription Shares. If not the same, please provide information about each subscription.

Response: The Fund respectfully refers to its response to Comment II.A. In particular, what is referred to as the Secondary Over Subscription Privilege is the ability of the Fund to issue additional shares to fill over subscription requests at the discretion of the Fund, and does not entail a separate subscription process or indication of interest by a Stockholder on the Subscription Certificate. Stockholders will indicate their willingness to participate in the Primary Subscription and subscribe for additional shares (“over subscribe”) will do so in a single Subscription Certificate, and all shares will be subject to the same pricing and delivery terms and conditions, as described in the Prospectus. Disclosure consistent with the Fund’s response to Comment II.A is included in the Amendment.

C.           The second paragraph of the cover page states that the Fund’s Common Stock is listed on the NASDAQ Capital Market. Please clarify that only the Common Stock is so listed but not the Rights. Please also add the statement: “A Stockholder cannot trade the Rights on the secondary market if he or she chooses not to exercise them.”

Response: The requested revisions have been made in the Amendment.

Alberto H. Zapata

October 24, 2023

D.           Please add the following in bold to the cover page:

The Offering:

●	will, to the extent Shares are sold at a price below NAV, substantially dilute the NAV of Shares owned by Stockholders who do not fully exercise their rights and purchase additional shares;
●	may substantially dilute the voting power of Stockholders who do not fully exercise their Rights since they will own a smaller proportionate interest in the Fund upon completion of the Offer;
●	may increase the discount at which the shares trade to NAV if the Subscription Price is set at a time when shares are trading at a discount to NAV;
●	may cause the discount below NAV at which the Fund’s shares are currently trading to increase, especially if Rights holders exercising the Rights attempt to sell sizable numbers of shares immediately after such issuance; and
●	Stockholders who choose to exercise their rights will not know the Subscription Price at the time they exercise their Rights because the Offer will expire (close) prior to the availability of the Fund’s NAV. Once a stockholder subscribes for shares of Common Stock and the Fund receives payment, the stockholder will not be able to rescind the subscription.

Response: The requested revision has been made in the Amendment.

III.          Prospectus Summary

A.           The disclosure in the Prospectus Summary under the Offer subsection indicates that the Fund’s Board determined that the Offer is in the best interests of the Fund and its existing stockholders and discloses the primary reasons for the Board’s conclusion. However, it is not clear whether the Board considered alternatives, such as a transferable rights offering or a more limited/less dilutive non-transferable rights offering. It is similarly unclear how the Board considered the dilutive impact to investors of the Offer. To the extent that the Board considered these items, please revise to address.

Alberto H. Zapata

October 24, 2023

Response: The Fund advises the Staff that the Board considered a transferable rights offering, but determined such an offering would likely have the same or a greater dilutive impact because it would require the Fund to incur additional offering expenses, including legal, underwriting, brokerage, and listing expense among others. The Board also considered the subscription ratio of one right per common stock and the discretion to issue additional shares by 200% of the shares available in the Primary Subscription and determined in the exercise of its business judgment that the subscription ratio and the ability to issue additional oversubscription shares was reasonable in light of the information provided by the Fund’s investment adviser and results of past rights offerings conducted by the Fund. Important to its consideration is that the decision to issue additional over-subscription shares would necessarily be determined in close temporal proximity to the close of the subscription period and at the time the Board would consider the actual dilutive impact of the rights offering as well as the potential dilutive impact of issuing additional over-subscription shares. In determining that the Offering was would result in a net benefit to existing Stockholders, the Board found that the benefits of increasing the Fund’s assets outweighed the potential dilutive effect of the Offering. The Fund notes that, because the Rights are offered equally to all of the Fund’s stockholders, the Offering is consistent with SEC policy against issuing securities “containing inequitable or discriminatory provisions,” or failing to “protect the preferences and privileges of the holders of their outstanding securities” as provided in Section 1(b)(3) of the 1940 Act. The Amendment will reflect the Board’s considerations.

B.           The Important Terms of the Offer table includes description of the Primary Subscription only. Please add related information to cover the Over-Subscription Shares and Secondary Over-Subscription Shares.

Response: The Amendment will include information related to the Over-Subscription Shares. As discussed in response to Comment II.A, what are referred to as the Secondary Over-Subscription Shares are merely shares that may be issued by the Fund, in its discretion, to meet over-subscription requests, and do not entail a separate subscription or indication of interest.

Alberto H. Zapata

October 24, 2023

C.           Key Elements of the Offer. The Fund includes disclosure about the dilutive effects of not participating in the Offer. Please also add this information to the cover page of the prospectus.

Response: The requested revisions have been made in the Amendment in response to the Staff’s comment II.D.

D.           Information Regarding the Fund. The Fund lists the Caribbean Basin Countries in which it can invest. Please add disclosure stating which Caribbean Basin Countries the Fund currently invests in.

Response: The requested revision has been made in the Amendment.

IV.          Fee Table

Please confirm that the total annual expense ratio is calculated assuming the Offer will be fully subscribed. Please include disclosure that if the Fund issues fewer shares in the Rights offering, the operating expense ratio would increase.

Response: The Fund confirms that the fee table in the Amendment, including the Total Annual Expense Ratio, will be calculated assuming that the Offer will be fully subscribed (i.e., that the Primary Subscription and Over Subscription are fully subscribed). The Amendment will include disclosure that if the Fund issues fewer shares in the Rights offering, the operating expense ratio would be higher.

V.           Financial Highlights

A.           Please update the financial statement and financial highlights to reflect the most recent audited period for the fiscal year ended June 30, 2023.

Response: The requested revision has been made in the Amendment.

B.           In the Financial Highlights on page 10 and on page 58, and Item 25 of the Registration Statement, the Fund states that the Annual Report is incorporated by reference. Please include hyperlinks to the Annual Report at each instance where it is cited.

Response: The requested revision has been made in the Amendment.

Alberto H. Zapata

October 24, 2023

C.           Please update the auditor’s consent to reflect the June 30, 2023, financial statements and financial highlights of the Fund.

Response: The requested revision has been made in the Amendment.

VI.          The Offering

A.           (p. 13) The Fund states on page 13 that in its sole discretion the Fund may issue additional Common Shares in an amount of up to 200% of the Primary Subscription Shares (the “Secondary Over-Subscription Shares”). Please clarify the disclosure regarding the mechanics of increasing the number of shares subject to subscription. How will Shareholder be informed about their over-subscription privileges? Will it occur after the Primary Subscription has been completed? Please clarify that if a Shareholder indicates on the Subscription Certificate that they will be exercising subscription rights fully in the Primary Subscription, then such Shareholders will also have an opportunity to indicate on the Subscription Certificate if they are willing to acquire additional shares pursuant to the Over-Subscription Privilege. Please revise as applicable.

Response: The Fund respectfully refers the Staff to its response to comment II.A. Stockholders will indicate their willingness to participate in the Primary Subscription and Over Subscription on a single Subscription Certificate, and all shares will be subject to the same pricing and delivery terms and conditions. The Fund will revise the disclosure to so indicate in the Amendment.

B.           Please delete the repeated phrase “are non-transferable” in the fourth paragraph of page 13.

Response: The requested revision has been made in the Amendment.

C.           On page 15, the Fund indicates that there exists an Over-Subscription Privilege and, in addition, the Fund can issue discretionary Secondary Over-Subscription Shares. Please amend the disclosure to clarify the distinctions between the Over-Subscription Privilege and the Secondary Over-Subscription Shares.

Response: The Fund respectfully refers to its response to Comment II.A. In particular, the Fund notes that what is referred to as the Secondary Over-Subscription Privilege in the Registration Statement does not implicate a separate subscription process or indication of interest. Rather, Stockholders will indicate their willingness to participate in the Primary Subscription and Over Subscription on a single Subscription Certificate. In order to satisfy over subscription requests, the Fund may, but is not required to, issue up to 200% of the number of shares issued in the Primary Subscription. All shares will be subject to the same pricing and delivery terms and conditions. The Fund will revise the disclosure in the Amendment to reflect the same.

Alberto H. Zapata

October 24, 2023

D.           Please clarify the disclosure regarding Excess Shares: What is the “Stockholders Record Date Position” for purposes of calculating allocations of Excess Shares on page 16? Please revise the disclosure as applicable.

Response: The requested revision has been made in the Amendment.

E.           Over-Subscription Privilege. On page 16, the Fund presents the formula to be used in allocating Excess Shares. Please specify the Record Date Position for purposes of this formula.

Response: The requested revision has been made in the Amendment.

VII.        Risk Factors and Special Considerations

Dilution of Net Asset Value and Effect of Non-Participation in the Offer. (pp. 19-20). The Fund provides examples of the proportional dilution effects of “full primary and over-subscription privilege exercise.” Please also provide examples of the effects of the Primary Subscription Shares, the Over-Subscription Shares, and the Secondary Over-Subscription Shares, which the Fund has discretion to declare. Please confirm that the examples reflect that all rights and oversubscription privileges are exercised and an additional 21,452,019 shares of Common Shares are issued as a result. Please revise the disclosure to clarify.

Response: The Amendment will reflect the proportional dilution effects of (1) a fully subscribed primary subscription, and (2) a fully subscribed Over-Subscription in which the Fund issues 200% of the number of shares issued in the Primary Subscription.

VIII.       Managed Distribution Policy

On page 47, the Fund states that the Fund’s Board has authorized an extension of the Managed Distribution Policy for fiscal year 2023; however, on page 7 of the prospectus the Fund states that on August 4, 2023, the Board indefinitely suspended the Managed Distribution Policy. Please reconcile. Moreover, please add disclosure to page 7 explaining the potential impact on investors of this suspension, including whether the Board can reinstate the program and under what circumstances. In addition, please consider deleting some of the detailed discussion of the Managed Distribution Policy while the policy is suspended.

Response: The requested revisions have been made in the Amendment.

Alberto H. Zapata

October 24, 2023

IX.          Part C

The Registration Statement has not been signed in accordance with section 6 of the 1933 Act. The comptroller or principal accounting officer must sign the Registration Statement. Please add that person’s signature or indicate in the appropriate signature block that one of the current signatories is that person.

Response: The Fund acknowledges the Staff’s comment and notes that Treasurer serves as both the principal financial officer and the principal accounting officer and will sign the registration statement as Treasure (principal financial officer and principal accounting officer). The Fund will revise the signature block to so indicate.

Alberto H. Zapata

October 24, 2023

* * *

Please direct any questions concerning this letter to my attention at 215-981-4181, or in my absence to John P. Falco of this office at 215.981.4659.

Very truly yours,

/s/ Theodore D. Edwards

Theodore D. Edwards

cc:	Tom Morgan, CCO
John P. Falco, Esq.
Joseph A. Goldman, Esq.